United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Alcoa Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-37816	81-1789115
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

201 Isabella Street, Suite 500 Pittsburgh, Pennsylvania		15212-5858
(Address of principal executive offices)		(Zip Code)

Molly S. Beerman

Executive Vice President and Chief Financial Officer

(412) 315-2900

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this form applies:

☐Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☒Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

This Specialized Disclosure Form (“Form SD”) of Alcoa Corporation is being filed in accordance with Rule 13q-1 under the Securities Exchange Act of 1934 for the reporting period ended December 31, 2023.

Report on payments to governments for the year ended December 31, 2023

This report provides disclosure of payments to governments made by Alcoa Corporation and its consolidated subsidiaries for the fiscal year ended December 31, 2023. All payments are reported in U.S. dollars. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rates as of December 31, 2023.

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 99.1 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibits are filed as part of this report.

Exhibit number	Description
2.01	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL).
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALCOA CORPORATION

By:	/s/ Molly S. Beerman	Dated: September 25, 2024
Molly S. Beerman
Executive Vice President and Chief Financial Officer